Exhibit 14(d)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
     MVC Capital, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets, including the consolidated schedule of investments, of MVC Capital, Inc. and subsidiaries (the “Company”) as of October 31, 2019 and 2018, the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended October 31, 2019, the consolidated selected per share data and ratios for each of the five years in the period ended October 31 2019, and the related notes (collectively referred to as the “consolidated financial statements”), and in our report dated January 14, 2020, we expressed an unqualified opinion thereon. We have also previously audited, in accordance with the standards of the PCAOB, the consolidated balance sheets, including the consolidated schedule of investments, as of October 31, 2017, 2016, and 2015, and the related consolidated statements of operations, changes in net assets and cash flows for the years ended October 31, 2017, 2016, and 2015, and the related notes (none of which are presented herein), and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the senior securities table of the Company for each of the five years in the period ended October 31, 2019, appearing on page 180 of this Registration Statement on Form N-14, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ Grant Thornton LLP

New York, New York
September 15, 2020